

August 29, 2013

<u>Via E-mail</u>
W. Derek Aylesworth
Chief Financial Officer
Baytex Energy Corporation
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

> **Re: Baytex Energy Corporation**
> **Form 40-F for the Fiscal Year ended December 31, 2012**
> **Filed March 26, 2013**
> **Form 6-K**
> **Filed March 8, 2013**
> **File No. 1-32754**

Dear Mr. Aylesworth:

     We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 40-F for the Fiscal Year ended December 31, 2012</u>

<u>General</u>

1.   We note that Exhibits 99.2 and 99.3, which relate to the Audited Consolidated Financial Statements and Management's Discussion and Analysis, respectively, are incorporated by reference from a Form 6-K furnished on March 8, 2013. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. As explained in General Instruction B to Form 6-K and Rule 13a-16(c) of Regulation 13A, information submitted on Form 6-K is considered furnished but not filed. Please amend your Form 40-F to attach and file your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits. You may also refer to Rule 303(b) of Regulation S-T and Rule 12b-23 of Regulation 12B.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding our comments on the financial statements and related matters. You may contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief